Tracy M. Preston

Senior Vice President

General Counsel

Neiman Marcus Inc.

One Marcus Square

1618 Main Street

Dallas, TX 75201

March 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Notice of Disclosure Filed in Exchange Act Annual Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act
of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Neiman Marcus, Inc. has been provided a disclosure by Warburg Pincus LLP (“WP”) on behalf of Bausch & Lomb (“B&L”), one of WP’s portfolio companies, which also includes Neiman Marcus, Inc.  The disclosure relates solely to activities conducted by B&L, and does not relate to any activities by Neiman Marcus, Inc. or WP.  Neiman Marcus, Inc. is making this disclosure concerning B&L’s activities pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2013, which was filed with the U.S. Securities and Exchange Commission on March 5, 2013.  This disclosure concerning B & L’s activities can be found on page 42 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,
Neiman Marcus, Inc.

/s/ Tracy M.Preston